On March 22 2007 and effective as of that date PricewaterhouseCoopers LLC PWC resigned as the independent accountants of the Funds. PWC was previously engaged as the independent registered public accounting firm to audit the Funds financial statements. PWC issued reports on the Funds financial statements as of January 31 2006 and January 31 2007. These reports did not contain an adverse opinion or a disclaimer of opinion nor were they qualified or modified as to uncertainty audit scope or accounting principles. The resignation of PWC was accepted by the Funds Audit Committee and by the Board of Directors. During the fiscal year ended January 31 2006 and the fiscal year ended January 31 2007 there were no disagreements with PWC on any matter of accounting principles or practices financial statement disclosure or auditing scope or procedure which disagreements if not resolved to the satisfaction of PWC would have caused it to make reference to the subject matter of the disagreements in connection with its report. During the fiscal year ended January 31 2006 and the fiscal year ended January 31 2007 none of the events enumerated in paragraphs 1vA through D of Item 304a of Regulation S-K occurred. On March 22 2007 the Board of Directors of the Funds selected Deloitte & Touche LLP Deloitte as the independent registered public accounting firm to audit the books and records of the Funds for their fiscal year ended January 31 2008. In addition to audit services Deloitte will provide assistance on accounting internal control tax and related matters.

The Funds provided PWC with a copy of these disclosures and have requested PWC to furnish the Funds with a letter addressed to the Commission stating whether it agrees with the statements made by the Funds herein and if not stating the respects in which it does not agree. A copy of such letter is filed as an exhibit to this Form N-SAR.